Barry J. Miller

7146 Pebble Park Drive

West Bloomfield, Michigan 48322

Tel.: +1 (248) 232-8039

Fax: +1 (248) 246-9524

E-Mail: bjmiller@bjmpllc.com

November 13, 2023

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cannabis Bioscience International Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-267039) – Amendment No. 6

On behalf of my client, Cannabis Bioscience International Holdings, Inc. (the “Company”), I am responding to the comments from your Staff (the “Staff”) relating to Amendment No. 5 to the referenced Registration Statement (the “Registration Statement”) contained in the Staff’s letter dated October 19, 2023. In response to these comments, the Company has today filed Amendment No. 6 to the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken.

Comment 1:

Description of Business

Clinical Trial in Which We Will be the Sponsor, page 56

Please identify the Harvard Health Publishing article you refer to in this sub-section.

Response:

The article has been identified in the specified text.

Comment 2:

We note your disclosure that "CBD derived from hemp containing less than 0.3% of tetrahydrocannabinol...was legalized at the federal level by the Agriculture Improvement Act of 2018 and its sale and use of CBD products containing less than 0.3% of THC is legal in all states except for 18, which restrict sale and use for various reasons, including the age of the purchaser, non-medical use and the THC content." Please tell us your plans regarding the potential sale of such products in the 18 states that restrict its sale and use.

Response:

The text has been updated to indicate that the Company does not plan to sell CBD products in these 18 states or in any jurisdiction in which their sale would be illegal.

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Comment 3:

Notes to Consolidated Financial Statements Note 4 - Debt

PPP Loans, page F-12

Please address the following discrepancies between the disclosures in this footnote and the amounts disclosed in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows:

•	You state the balance of the PPP loans at May 31, 2023 is $41,666 is recorded in Current Liabilities, but the balance sheet shows a balance of $0 at May 31, 2023.
•	You state you received forgiveness for the PPP loans in April 2021. Please explain what the 2022 and 2023 amounts represent in the line item “Forgiveness of PPP loan” on the Statements of Cash Flows.

Response:

•	This statement was incorrect and has been removed.
•	The forgiveness of PPP loans was erroneously included in the Company’s consolidated statements of cash flows for the fiscal years ended May 31, 2023, and May 31, 2022. These statements have been amended by removing these line items.

The amendment also contains unaudited financial statements for the quarter ended August 31, 2023, material in Management’s Discussion relating to these financial statements and other updating or clarifying changes.

Please contact me if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Barry J. Miller

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